EXHIBIT 99.2

Certificate of Designation

Series B Preferred Shares of Carbon Revolution plc

April 10, 2024

By resolutions of the Directors passed on April 10, 2024 at a duly convened, constituted and quorate meeting of the Directors in accordance with the Articles (including the provisions of Article 9 and Article 177 thereof), the Directors resolved to designate 50 of the Company’s authorized and unissued Preferred Shares as “Class B Preferred Shares”, with the rights, preferences, powers, privileges and restrictions, qualifications and limitations set out in this Certificate (as same may be amended from time to time, in accordance with the provisions of the Articles and this Certificate, by the Directors with the prior written consent of a Class A Preferred Majority and a Class B Preferred Majority), such Class B Preferred Shares to be issued in accordance with the terms of the Securities Purchase Agreement or such other agreement as may be entered into, from time to time, by the Company with the prior written consent of a Class A Preferred Majority and a Class B Preferred Majority given in accordance with the provisions of the Articles and this Certificate.

1	Interpretation

1.1	In this Certificate, unless the context otherwise requires or unless otherwise specified, the following words and expressions shall have the following meanings:

"Accrual Period" means with respect to each Class B Preferred Share, the period commencing on its date of issuance and ending the date of the redemption of such Class B Preferred Share;

"Act" means the Companies Act 2014 and every statutory modification and re-enactment thereof for the time being in force;

"Articles" means the articles of association of the Company as from time to time and for the time being in force;

"Buyer" has the meaning given to that term in the Securities Purchase Agreement;

"Class B Preferred Dividend Rate" means an annual rate of eighteen percent (18%), provided that, if all the Conditions are: (i) satisfied; or (ii) waived in writing by a Class B Preferred Majority (in its absolute discretion) by 5:00 pm (New York time) on the Conditions Satisfaction Date, the Class B Preferred Dividend Rate shall be automatically reduced to (and interest shall thereafter accrue with effect from the day following the Conditions Satisfaction Date at) an annual rate of twelve percent (12%);

"Class B Preferred Dividends" has the meaning given to that term in Section 3.2;

"Class B Preferred Early Redemption Date" has the meaning given to that term in Section 3.5;

"Class B Preferred Early Redemption Notice" has the meaning given to that term in Section 3.5;

"Class B Preferred Majority" means, at the relevant date of determination, the Class B Preferred Members holding a majority of the Class B Preferred Shares in issue on that date;

"Class B Preferred Members" means the holders from time to time of Class B Preferred Shares (including Class B Preferred PIK Shares), provided that, to the extent a Class B Preferred Member holds other equity interests in the Company, such member will be treated as a Class B Preferred Member only with respect to the Class B Preferred Shares held by it;

"Class B Preferred Optional Redemption Date" means July 31, 2025 (or such later date as is specified in a Class B Preferred Optional Redemption Notice), provided that, if all the Conditions are: (i) satisfied; or (ii) waived in writing by a Class B Preferred Majority (in its absolute discretion) by 5:00 pm (New York time) on the Conditions Satisfaction Date, the Class B Preferred Optional Redemption Date shall be automatically extended to November 3, 2028 (or such later date as is specified in a Class B Preferred Optional Redemption Notice);

"Class B Preferred Optional Redemption Notice" has the meaning given to that term in Section 3.6;

"Class B Preferred Payment Date" means a date that is no later than three (3) Business Days following each of March 31, June 30, September 30 and December 31, as applicable, of each year following the date of this Certificate;

"Class B Preferred PIK Distribution" has the meaning given to that terms in Section 3.2;

"Class B Preferred PIK Shares" has the meaning given to that term in Section 3.2;

"Class B Preferred Share Amount" means:

(a)	with respect to the Class B Preferred Shares, US$100,000 per share; and

(b)	with respect to the Class B Preferred PIK Shares, US$100,000 per share,

as adjusted if, and to the extent that, the number of issued and outstanding Class B Preferred Shares increases or decreases as a result of any future share splits, share combinations, share distributions or similar transactions with respect to the Class B Preferred Shares only;

"Class B Preferred Share Return" means:

(a)
with respect to each Class B Preferred Share, a MOIC of two and one quarter (2.25) with respect to the Class B Preferred Share Amount attributable thereto, provided that, if all the Conditions: are (i) satisfied; or (ii) waived in writing by a Class B Preferred Majority (in its absolute discretion) by 5:00 pm (New York time) on the Conditions Satisfaction Date, the Class B Preferred Share Return with respect to each Class B Preferred Share shall be automatically reduced to the greater of: (A) a MOIC of one and three quarters (1.75); or (B) a twelve percent (12%) IRR with respect to the Class B Preferred Share Amount attributable thereto; and

(b)
with respect to each Class B Preferred PIK Share issued, the Class B Preferred Share Amount attributable thereto, plus any accrued but unpaid dividends thereon, provided that, if the Class B Preferred Share by reference to which a Class B Preferred PIK Share was issued, is redeemed, such Class B PIK Preferred Share shall also be deemed to be redeemed for no additional consideration;

"Class B Preferred Share Return Dispute Notice" has the meaning given to that term in Section 3.5;

"Class B Preferred Shares" means the 50 of the Company’s authorized and unissued Preferred Shares designated by resolution of the Directors passed on April 10, 2024 as “Class B Preferred Shares”, with the rights, preferences, powers, privileges and restrictions, qualifications and limitations set out in this Certificate (as same may be amended from time to time, in accordance with the provisions of the Articles and this Certificate, by the Directors, with the prior written consent of a Class A Preferred Majority and a Class B Preferred Majority);

"Class B Preferred Springing Rights Event" means: (i) a failure by the Company to effect the redemption of the Class B Preferred Shares on the Class B Preferred Optional Redemption Date; or (ii) the undertaking by the Company or any of its subsidiaries of any Class B Preferred Structured Voting Rights Matter without the prior written consent of a Class B Preferred Majority, whichever first occurs;

"Class B Preferred Springing Rights Matters" means the matters listed in Schedule 3 of this Certificate;

"Class B Preferred Structured Voting Rights Matters" means the matters listed in Schedule 2 of this Certificate;

"Conditions" means the conditions set out in Schedule 1 of this Certificate;

"Conditions Satisfaction Date" means (i) August 31, 2024 or (ii) such earlier date on which all the Conditions are: (i) satisfied; or (ii) waived in writing by a Class B Preferred Majority (in its absolute discretion), provided that each of the Conditions is satisfied or so waived by the relevant date and time for satisfaction of the relevant Condition as set out in Schedule 1;

"Designated Valuation Firm" means an independent valuation expert;

"Designated Valuation Firm Cost Allocations" has the meaning given to that term in Section 3.5;

"IRR" means, with respect to a Class B Preferred Member in respect of any Class B Preferred Share held by such Class B Preferred Member as of any applicable time of determination, the actual annual pre-tax rate of return as to the applicable person (but computed after all taxes imposed on the Company and its subsidiaries), accruing daily and compounded quarterly, on the Class B Preferred Share Amount referable to such Class B Preferred Share, and for the purposes of such calculation of IRR, all such shares shall be deemed to have been issued on the IRR Reference Date and all cash dividends and redemption payments received by the holders thereof, shall be deemed to have been received pro rata by all such holders.  Calculation of IRR shall take into account only cash dividends and redemption payments received by such Class B Preferred Member and such Class B Preferred Member’s successor(s) in interest with respect to such Class B Preferred Shares in accordance with the provisions of this Certificate (including, for the avoidance of doubt, all cash dividends and redemption payments in respect of any Class B Preferred PIK Share issued by reference to such Class B Preferred Share).  In calculating IRR: (i) all applicable cash dividends and redemption payments shall be considered to have been made on the date actually paid; and (ii) IRR shall be calculated using the XIRR function in the most recent version of Microsoft Excel (or if such program is no longer available, such other software program for calculating IRR proposed by the Company and acceptable to the Class B Preferred Majority);

"IRR Reference Date" means in respect of each Class B Preferred Share, its date of issuance;

"MOIC" means with respect to a Class B Preferred Member in respect of any Class B Preferred Share held by such Class B Preferred Member as of any time of determination, the number obtained by dividing: (i) the cumulative amount of cash distributions or redemption payments that such Class B Preferred Member and such Class B Preferred Member’s predecessors in interest have received in respect of such Class B Preferred Share in accordance with the provisions of this Certificate (including, for the avoidance of doubt, all cash dividends and redemption payments in respect of any Class B Preferred PIK Share issued by reference to such Class B Preferred Share); by (ii) the Class B Preferred Share Amount referable to such Class B Preferred Share, provided that, for the purpose of calculating the MOIC on the Initial and Released Class B Preferred Shares, all cash dividends and redemption payments received by the holders thereof, shall be deemed to have been received pro rata by all such holders;

"Permitted Conflict" has the meaning given to that term in Section 9.1; and

"PIUS Senior Loan" means collectively, (i) the Trust Indenture, dated as of May 23, 2023, between Carbon Revolution Operations, as issuer, and UMB Bank, National Association, as trustee, relating to the US$60,000,000 Series 2023-A Notes (as defined therein), (ii) the Proceeds Disbursing and Security Agreement, dated as of May 23, 2023, by and among UMB Bank, National Association, as trustee and as disbursing agent, Newlight Capital LLC, as servicer for the benefit of the disbursing agent and as collateral agent for the benefit of the trustee, and Carbon Revolution Operations and (iii) any other agreements or instruments entered into in connection therewith, in each case, as amended, amended and restated, supplemented or otherwise modified from time to time;

"Proceedings" has the meaning given to that term in Section 12.2; and

"Securities Purchase Agreement" means that certain Securities Purchase Agreement dated as of September 1, 2023, by and among the Company, OIC Structured Equity Fund GPFA Range, LLC, OIC Structured Equity Fund I Range, LLC and solely for the purposes of certain provisions thereof, Carbon Revolution Operations PTY LTD, as amended from time to time.

1.2	In this Certificate, unless the context otherwise requires or unless otherwise specified:

(a)	a word or expression used in this Certificate which is not defined in this Certificate and which is also used in the Articles shall have the same meaning in this Certificate as it has in the Articles;

(b)
a word or expression used in this Certificate which is not defined in this Certificate or the Articles and which is also used in the Act shall have the same meaning in this Certificate as it has in the Act;

(c)	the interpretative provisions of paragraphs a), b), c), e) and f) of Article 2 shall apply to the interpretation of this Certificate; and

(d)	any reference to a "Section" is to a section of this Certificate.

2	Designation and Nominal Value

2.1
Fifty of the Company’s authorized and unissued Preferred Shares have been designated by resolution of the Directors passed on April 10, 2024 as “Class B Preferred Shares”, with the rights, preferences, powers, privileges and restrictions, qualifications and limitations set out in this Certificate (as same may be amended from time to time, in accordance with the provisions of the Articles and this Certificate, by the Directors with the prior written consent of a Class A Preferred Majority and a Class B Preferred Majority).

2.2	Each Class B Preferred Share has a nominal value of US$0.0001 per share.

3	Rights Attaching to the Class B Preferred Shares

3.1
Notice, Attendance and Voting Rights.  The Class B Preferred Shares are non-voting shares and do not convey upon any holder thereof the right to receive notice of, or to attend and vote, at any general meeting of the Company.

3.2
Class B Preferred Dividends.  During the Accrual Period, each Class B Preferred Member shall be entitled to receive from the Company, and the Company shall pay dividends on each Class B Preferred Payment Date and prior to any dividend or other distribution being paid or made with respect to any other class of share in the capital of the Company (whether pursuant to Article 13, Article 82, Article 83 or otherwise), with respect to the Fiscal Quarter ended immediately prior to such Class B Preferred Payment Date, in an amount with respect to each Class B Preferred Share held by such Class B Preferred Member equal to the amount accrued during such Fiscal Quarter at the Class B Preferred Dividend Rate on the Class B Preferred Share Amount of each Class B Preferred Share during such Fiscal Quarter (the "Class B Preferred Dividends") as follows:

(a)
Class B Preferred Dividends will be cumulative and will accrue daily during the Accrual Period at the Class B Preferred Dividend Rate from the date of issuance of a Class B Preferred Share, prorated for partial Fiscal Quarters during the Accrual Period.

(b)
The Class B Preferred Dividends may be paid or satisfied, at the Company's discretion, as follows: (i) by payment in cash on a Class B Preferred Payment Date (or, if such Class A Preferred Payment Date is not a Business Day, the first Business Day thereafter); and/or (ii) by issuing on a Class B Preferred Payment Date (or, if such Class B Preferred Payment Date is not a Business Day, the first Business Day thereafter), additional Class B Preferred Shares to the Class B Preferred Members calculated in accordance with the provisions of Sections 3.2(d) and Section 3.2(e), below (each dividend obligation, or part thereof, which is satisfied by the issue of additional Class B Preferred Shares to the Class B Preferred Members, as opposed to cash, being a "Class B Preferred PIK Distribution" and such Class B Preferred Shares so issued, being "Class B Preferred PIK Shares").

(c)
Notwithstanding the provisions of Section 3.2(b), to the extent that the Company does not have sufficient Available Profits to pay Class B Preferred Dividends in cash on a Class B Preferred Dividend Payment Date, Class B Preferred Dividends payable on that Class B Preferred Dividend Date shall be satisfied by making a Class B Preferred PIK Distribution.

(d)
The number of Class B Preferred PIK Shares to be issued on a Class B Preferred PIK Distribution shall be determined by dividing: (i) the relevant amount of Class B Preferred Dividends to be satisfied by the issue of Class B Preferred PIK Shares; by (ii) the Class B Preferred Share Amount, and rounding up the quotient.  No fractional shares shall be issued on a Class B Preferred PIK Distribution.

(e)
Class B Preferred PIK Shares may be paid up out of Available Profits or, in the event the Company has insufficient Available Profits, Class B Preferred PIK Shares may be issued as bonus shares fully paid-up to at least their nominal value.  For the purpose of calculating any amount of Class B Preferred Dividends or Class B Preferred Share Return referable to a Class B Preferred PIK Share, each Class B Preferred PIK Share shall, on issue, be deemed to have been paid-up to the Class B Preferred Share Amount on the relevant Class B Preferred Payment Date (or, if such Class B Preferred Payment Date is not a Business Day, the first Business Day thereafter).

(f)
Save with the prior written consent of a Class B Preferred Majority: (i) the Company may only issue Class B Preferred PIK Shares as expressly provided in this Section 3.2 and only in connection with the required quarterly dividends thereunder; and (ii) the Company shall not issue any Class B Preferred PIK Shares (or any other Class B Preferred Shares) in connection with any other distribution made in respect of Class B Preferred Shares.

3.3
Priority Distributions:  Save with the prior written consent of a Class B Preferred Majority, no distributions of cash or non-cash property shall be made with respect to any shares in the capital of the Company prior to the Class B Preferred Members having received the Class B Preferred Share Return with respect to all Class B Preferred Shares as contemplated in Sections 3.5, 3.6 and 3.7, below.  For the avoidance of doubt, this provisions of this Section 3.3 shall not restrict the issuance of Class A Preferred PIK Shares pursuant to the provisions of the Articles.

3.4
Liquidation Preference.  On a return of capital on liquidation, a capital reduction or otherwise, the assets of the Company remaining after the payment of its liabilities which are available for distribution to its members, shall:

(a)
first be applied in paying to the Class B Preferred Members prior, and in preference, to the members holding any other class of shares in the capital of the Company, by reason of their ownership of such shares, with equal priority among the Class B Preferred Members, an amount in respect of the Class B Preferred Shares, in cash, until each Class B Preferred Member receives payment in respect of each Class B Preferred Share held by that member equal to the applicable Class B Preferred Share Return with respect to such Class B Preferred Share, provided that, if, upon such return of capital, the assets of the Company available for distribution among the members shall be insufficient to permit payment to the Class B Preferred Members of an amount in cash such that each Class B Preferred Member receives payment in respect of each Class B Preferred Share held by that member of the applicable Class B Preferred Share Return with respect to each Class B Preferred Share, then all of the assets of the Company available for distribution among the members shall be distributed to the Class B Preferred Members on a pro rata basis, such that each Class B Preferred Member receives that portion of the assets available for distribution as the proportion that the aggregate amount required to provide that Class B Preferred Member with the applicable Class B Preferred Share Return on all Class B Preferred Shares held by that member bears to the aggregate amount required to provide all Class B Preferred Members with the applicable Class B Preferred Share Return on all Class B Preferred Shares held by all such members; and

(b)
thereafter, following payment to the Class B Preferred Members of an amount in cash equal to the aggregate Class B Preferred Share Return payable in accordance with the provisions of Section 3.4(a), above, be applied in paying to the members holding any other class of shares in the capital of the Company (including, for the avoidance of doubt, the Class A Preferred Members in accordance with the provisions of Article 15), by reason of their ownership of such shares, an amount in respect of such shares, and in such priority and preference as to payment, as is provided in the Articles.

The provisions of this Section 3.4 shall apply mutatis mutandis to the proceeds of a sale on a Change of Control Transaction, which shall be paid to the Class B Preferred Members as consideration for their Class B Preferred Shares in priority to any payment to the members holding any other class of shares in the capital of the Company (including, for the avoidance of doubt, the Class A Preferred Members in accordance with the provisions of Article 15) as if the proceeds of such Change of Control Transaction constituted the assets of the Company available for distribution to the Company’s members.

3.5	Redemption of Class B Preferred Shares at the Election of the Company

(a)
Prior to the Class B Preferred Optional Redemption Date, the Company may, upon written notice to each applicable Class B Preferred Member to that effect (a “Class B Preferred Early Redemption Notice”), redeem all or any portion of the issued Class B Preferred Shares at its election, in each case, upon payment in full of the Class B Preferred Share Return of such Class B Preferred Shares, as of the applicable Class B Preferred Early Redemption Date, for each Class B Preferred Share redeemed.  The Class B Preferred Early Redemption Notice shall specify the number of Class B Preferred Shares that will be redeemed, the date on which the Class B Preferred Shares will be redeemed pursuant to this Section 3.5 (which date must be a Business Day and shall be no earlier than thirty (30) days and no later than forty five (45) days, in each case, following delivery of the Class B Preferred Early Redemption Notice) (the "Class B Preferred Early Redemption Date"), and the Class B Preferred Share Return as of the Class B Preferred Early Redemption Date with respect to each Class B Preferred Share that the Company will redeem, including details and reasonable supporting documentation with respect to such calculation.

(b)
At any time prior to the Class B Preferred Early Redemption Date, a Class B Preferred Majority shall have the right to provide notice to the Company of any disagreement regarding the calculation of the Class B Preferred Share Return as of the Class B Preferred Early Redemption Date (a "Class B Preferred Share Return Dispute Notice"), which Class B Preferred Share Return Dispute Notice shall include such Class B Preferred Majority's calculation of the Class B Preferred Share Return and reasonable supporting documentation regarding the same.

(c)
Following receipt of any such Class B Preferred Share Return Dispute Notice by the Company, the Class B Preferred Majority that provided the Class B Preferred Share Return Dispute Notice and the Company shall negotiate in good faith to reach agreement regarding the amount of such Class B Preferred Share Return.

(d)
If the Company and the Class B Preferred Majority that provided the Class B Preferred Share Return Dispute Notice are unable to resolve all such disputed items within ten (10) Business Days following the Company’s receipt of the Class B Preferred Share Return Dispute Notice, then all items that have not been resolved on a mutually agreeable basis shall be submitted to a Designated Valuation Firm mutually acceptable to the Company and such Class B Preferred Majority for resolution and such Designated Valuation Firm shall be instructed to issue its determination within ten (10) Business Days after the submission of such dispute; provided that, if the Company and such Class B Preferred Majority are unable to agree on a Designated Valuation Firm within five (5) Business Days, the Designated Valuation Firm shall be designated by the Independent Directors.  The determination by such Designated Valuation Firm shall be binding on the Company and all Class B Preferred Members.  All costs and expenses relating to the work performed by the Designated Valuation Firm shall be borne by the Class B Preferred Members and the Company based on the inverse of the percentage that the Designated Valuation Firm’s determination bears to the total amount of the total items in dispute as originally submitted to the Designated Valuation Firm, which proportionate allocations shall also be determined by the Designated Valuation Firm at the time it renders its determination on the merits of the matters in dispute (such pro rata allocations of costs and expenses of the Designated Valuation Firm, the "Designated Valuation Firm Cost Allocations").

(e)
If, all such disputed items have not been resolved as of the Class B Preferred Early Redemption Date, the consummation of such redemption shall be deemed to be tolled until such dispute has been resolved and the Class B Preferred Share Return shall continue to accrue during such period until the date on which the Company pays such amount; provided that, if such redemption is initially contemplated to concur at the closing of a Change of Control Transaction then the Company may close such Change of Control Transaction and put an amount in escrow equal to the Class B Preferred Share Return amount proposed by the Class B Preferred Majority that provided the Class B Preferred Share Return Dispute Notice (taking into account the tolling and continued accrual of the Class B Preferred Share Return during the pendency of such dispute), with such amount to be released by such Class B Preferred Majority and the Company jointly, or in accordance with the determination of the Designated Valuation Firm, upon resolution of such dispute, to the Class B Preferred Members and/or the Company in accordance with the final resolution of such dispute.

(f)
On the Class B Preferred Early Redemption Date (or such later date as contemplated in the immediately preceding sentence), the Company shall pay in cash to each Class B Preferred Member the applicable Class B Preferred Share Return with respect to each such Class B Preferred Share redeemed.  Any such Redemption by the Company of Class B Preferred Shares shall be pro rata as among the Class B Preferred Members in respect of the Class B Preferred Shares that are so redeemed as set forth in the applicable Class B Preferred Early Redemption Notice.  Upon payment in full and in cash of the Class B Preferred Share Return with respect to each redeemed Class B Preferred Share, such redeemed Class B Preferred Share will cease to be outstanding.

3.6	Optional Redemption of Class B Preferred Shares

(a)
The Company shall, at the option of a Class B Preferred Majority and upon written notice by a Class B Preferred Majority to the Company that effect (a "Class B Preferred Optional Redemption Notice"), redeem all, but not less than all, of the outstanding Class B Preferred Shares upon the Class B Preferred Optional Redemption Date to the extent all of the Class B Preferred Shares have not already been redeemed as of such time.  The Company shall effect such redemption by paying, by wire transfer of immediately available funds, to each Class B Preferred Member in respect of each Class B Preferred Share held by such member an amount in cash equal to the Class B Preferred Share Return with respect to such Class B Preferred Share on the Class B Preferred Optional Redemption Date unless it occurs on a date that is not a Business Day in which case such redemption shall occur on the next Business Day; provided that the Company shall provide copies of final documentation in connection therewith, which shall include details and reasonable supporting documentation of the Company’s calculation of the Class B Preferred Share Return as of the Class B Preferred Optional Redemption Date.  Upon the payment of the applicable Class B Preferred Share Return with respect to each Class A Preferred Share pursuant to this Section 3.6 in full and in cash, the Class B Preferred Shares will cease to be outstanding; provided that, if there is any disagreement between the Company and a Class B Preferred Majority regarding the amount of the Class B Preferred Share Return as of the Class B Preferred Optional Redemption Date, such Class B Preferred Majority and the Company shall negotiate in good faith to reach agreement regarding the amount of the Class B Preferred Share Return and, in any event, the Class B Preferred Shares shall not be deemed to have been redeemed until the amount of the Class B Preferred Share Return (which shall continue to accrue during the pendency of such dispute) has been finally determined (either as agreed by such Class B Preferred Majority and the Company or otherwise by submitting the dispute to a Designated Valuation Firm ) and paid in full and in cash to the Class B Preferred Members; provided that, if such redemption is initially contemplated to concur at the closing of a Change of Control Transaction then the Company may close such Change of Control Transaction and put an amount in escrow equal to the amount of the Class B Preferred Share Return proposed by a Class B Preferred Majority (taking into account the tolling and continued accrual of the Class B Preferred Share Return during the pendency of such dispute), with such amount to be released by such Class B Preferred Majority and the Company jointly, or in accordance with the determination of a Designated Valuation Firm, upon resolution of such dispute, to the Class B Preferred Members and/or the Company in accordance with the final resolution of such dispute.

(b)
If such a dispute has been submitted to a Designated Valuation Firm, the Designated Valuation Firm shall be instructed to issue its determination within ten (10) Business Days after the submission of such dispute; provided that, if the Company and a Class B Preferred Majority are unable to agree on a Designated Valuation Firm within five (5) Business Days, the Designated Valuation Firm shall be designated by the Independent Directors.

(c)
The determination by such Designated Valuation Firm shall be binding on the Company and all Class B Preferred Members.  All costs and expenses relating to the work performed by the Designated Valuation Firm shall be borne by the Class B Preferred Members and the Company based on the Designated Valuation Firm Cost Allocations.

(d)
On the Class B Preferred Optional Redemption Date (or such later date as contemplated in the immediately preceding sentence), the Company shall pay in cash to each Class B Preferred Member the applicable Class B Preferred Share Return with respect to each such Class B Preferred Share redeemed.  Upon payment in full and in cash of the Class B Preferred Share Return with respect to each redeemed Class B Preferred Share, such redeemed Class B Preferred Share will cease to be outstanding.

3.7
Deemed Redemption of Class B Preferred Shares.  Notwithstanding anything contained herein to the contrary: (a) a Class B Preferred Share shall be deemed redeemed upon the applicable Class B Preferred Member holding the same receiving payments pursuant to this Certificate in respect of such Class B Preferred Share in cash in an aggregate amount equal to the applicable Class B Preferred Share Return with respect to such Class B Preferred Share; and (ii) upon the redemption of any Class B Preferred Share in full in cash for the applicable Class B Preferred Share Return, such Class B Preferred Share shall cease to be issued.

4	Class B Preferred Structured Voting Rights Matters

From and after the date of first issuance of a Class B Preferred Shares until all the Class B Preferred Shares are redeemed in full in accordance with the provisions of this Certificate, and notwithstanding anything to the contrary contained in this Certificate or the Articles, the Company shall not (and shall cause its subsidiaries not to), and the Board shall cause the Company (and its subsidiaries) not to, undertake any Class B Preferred Structured Voting Rights Matter without the prior written consent of a Class B Preferred Majority.

5	Class B Preferred Springing Rights Event

From and after the occurrence of a Class B Preferred Springing Rights Event and provided that the relevant Class B Preferred Members also represent, at the relevant time a direction is given, a Class A Preferred Majority by reason of their holding of Class A Preferred Shares, and notwithstanding anything to the contrary contained in this Certificate or the Articles, until: (a) all of the Class B Preferred Shares are redeemed in full in accordance with the provisions of this Certificate; or (b) if earlier, in the case of a Springing Rights Event occurring under limb (ii) of the definition of "Class B Preferred Springing Rights Event", until the non-compliance by the Company with the relevant obligations referred to therein giving rise to the Springing Rights Event (A) if capable of rectification, is rectified to the satisfaction of a Class B Preferred Majority or (B) is otherwise waived in writing by a Class B Preferred Majority, a Class B Preferred Majority shall be entitled to provide directions to the Directors with respect to each Class B Preferred Springing Rights Matter, and the exercise by the Board of the powers of the Company as are not, by the Act, by the Memorandum or by the Articles, required to be exercised by the Company in a general meeting, shall be subject to such directions.  In addition to the means of service of documents set out in section 51 of the Act, such directions may be served on the Company by a Class B Preferred Majority by email and the Directors shall designate an email address for that purpose, which shall be notified to the Class B Preferred Members, in accordance with the provisions of Articles 223 to 232 for the express purpose of serving directions on the Company.  For the avoidance of doubt, a Class B Preferred Springing Rights Event may occur under limb (ii) of the definition of "Class B Preferred Springing Rights Event" on more than one occasion, in each case giving rise to the rights of a Class B Preferred Majority to provide directions hereunder.

6	Transfers of Class B Preferred Shares

The provisions of Article 61 shall not apply to any transfer of a Class B Preferred Share.

7	Waiver of Certain Class A Preferred Return Rights

(a)
All Reserve Funds released from the Reserve Account and applied in subscription for Class B Preferred Shares and for any associated warrants to subscribe for Ordinary Shares, in accordance with the terms of the Securities Purchase Agreement or such other agreement as may be entered into, from time to time, by the Company with the prior written consent of a Class A Preferred Majority, shall be deemed, for the purposes of: (A) limb (ii) of paragraph (a) of the definition of “Class A Preferred Amount” in the Articles; and (B) limb (ii) of paragraph (a) of the definition of “Class A Preferred Return” in the Articles, to the extent of the amount of Reserve Funds so released and applied, to be a withdrawal of Reserve Funds from the Reserve Account in deemed exercise of the Draw Right (and, accordingly, such Reserve Funds shall be deemed to constitute an OIC Reserve Recovery Amount).

(b)
If Reserve Funds are released from the Reserve Account and applied in subscription for Class B Preferred Shares and for any associated warrants to subscribe for Ordinary Shares, in accordance with the terms of the Securities Purchase Agreement or such other agreement as may be entered into, from time to time, by the Company with the prior written consent of a Class A Preferred Majority, the Class A Members executing this Certificate hereby irrevocably waive (on behalf of themselves, their respective successors in title and all persons who may become the holders of Class A Preferred Shares, whether by transfer or otherwise) the right to be paid a Class A Preferred Return under limb (ii) of paragraph (a) of the definition of "Class A Preferred Return" in the Articles to the extent of the amount of Reserve Funds so released from the Reserve Account and applied in subscription for Class B Preferred Shares and for any associated warrants to subscribe for Ordinary Shares.  For the avoidance of doubt, the provisions of limb (ii) of paragraph (a) of the definition of "Class A Preferred Return" in the Articles shall otherwise continue to apply to any OIC Reserve Recovery Amount which is withdrawn and not applied in subscription for Class B Preferred Shares or for any associated warrants to subscribe for Ordinary Shares, if any.

8	[RESERVED]

9	Conflicts of Interest

9.1
Pursuant to the provisions of Article 211, and for the purposes of section 228(1)(f) of the Act, each Class A Preferred Director is hereby generally and unconditionally released from his or her duty to avoid a conflict between that Class A Preferred Director’s duties to the Company and that Class A Preferred Director’s other interests (including personal interests) to the extent any situation or matter constitutes a Permitted Conflict.  A Class A Preferred Director who is subject to a Permitted Conflict may attend and participate at Board meetings, be counted in the quorum and vote on any decision concerning such situation.  A “Permitted Conflict” is a situation or matter where, or in respect of which, a Class A Preferred Director has, or may have, a direct or indirect interest that conflicts, or possibly may conflict, with the interests of the Company arising from (i) that Class A Preferred Director's relationship(s) (as described in Section 9.2, below) with any Class B Preferred Member and/or (ii) the exercise by a Class B Preferred Majority of any rights under these Articles (including the provisions of Section 5), the Securities Purchase Agreement or otherwise, howsoever arising.  For the purposes of this Section 9.1, any reference to a “Class B Preferred Member” shall be deemed to include a reference to any unitholder, shareholder, general partner, limited partner, managing member, manager, investment adviser, adviser, director, officer, employee, custodian, trustee, nominee or consultant, in, of, or to, (or other person who or which is involved or interested, whether directly or indirectly, in any capacity or role whatsoever with) a (i) Class B Preferred Member, (ii) any of that Class B Preferred Member's Affiliates or (iii) any manager, investment adviser or other adviser to such Class B Preferred Member or any of its Affiliates (or any Affiliate of any such person).

9.2	Pursuant to the provisions of Article 211, and for the purposes of section 228(1)(f) of the Act, and without prejudice to the provisions of Section 9.1, a Class A Preferred Director may:

(a)
from time to time, but without limitation, be a unitholder, shareholder, general partner, limited partner, managing member, manager, investment adviser, adviser, director, officer, employee, custodian, trustee, nominee or consultant, in, of, or to, (or otherwise, be involved or interested, whether directly or indirectly, in any capacity or role whatsoever with) a (i) Class B Preferred Member, (ii) any of that Class B Preferred Member's Affiliates, (iii) any manager, investment adviser or other adviser to such Class B Preferred Member or any of its Affiliates (or any Affiliate of any such person); and

(b)
if he or she obtains information or opportunities (other than through his or her office as a Class A Preferred Director) that are confidential to any third party (including any of the persons listed in Section 9.2(a), or in respect of which he or she owes a duty of confidentiality or a fiduciary duty to any third party (including any of the persons listed in Section 9.2(a)), or the disclosure of which would amount to a breach of applicable law or regulation, choose, at his or her absolute discretion, not to disclose it to the Company or to use it in relation to the Company’s affairs, and for the purposes of section 228(1)(f) of the Act, each Class A Preferred Director is hereby generally and unconditionally released from his or her duty to avoid a conflict between that Class A Preferred Director’s duties to the Company and that Class A Preferred Director’s other interests (including personal interests) in respect of the matters so permitted by this Section 9.2.

9.3	No Director shall by reason of his or her office as a director of the Company (or the fiduciary relationship established by holding that office) be:

(a)	disqualified from contracting with the Company with regard to any situation or matter authorised or permitted under Sections 9.1 and 9.2, above; or

(b)	accountable to the Company for any remuneration, profit or other benefit resulting from any situation or matter authorised or permitted under Sections 9.1 and/or 9.2, above,

and no contract, transaction or arrangement entered into by, or on behalf of, the Company shall be liable to be avoided on the grounds of any Director having an interest authorised or permitted by Sections 9.1 and/or Section 9.2.

10	Successors

This waivers contained in Section 7, above, shall be binding on the respective successors in title of the Class A Preferred Members executing this Certificate and all persons who may become the holders of Class A Preferred Shares, whether by transfer or otherwise (and each such person shall, on the date he, she or it acquires Class A Preferred Shares, be deemed to have given such waivers on the same terms as the Class A Preferred Members executing this Certificate).

11	Counterparts

This Certificate may be executed in any number of counterparts and by each party on separate counterparts, each of which, when executed and delivered as required shall constitute an original and all such counterparts together shall constitute one and the same Certificate.  Transmission of an executed counterpart of this Certificate by email (in PDF, JPEG or other legible electronic format) shall take effect as delivery of an executed counterpart of this Certificate.

12	Governing Law

12.1
This Certificate and any dispute or claim arising out of or in connection with it or its subject matter, formation, existence, negotiation, validity, termination or enforceability (including non-contractual obligations, disputes or claims) will be governed by and construed in accordance with the laws of Ireland.

12.2
Subject to Section 12.3, the courts of Ireland are to have exclusive jurisdiction to settle any dispute arising out of or in connection with this Certificate and, for such purposes, the Company and each Class A Preferred Shareholder and each Class B Preferred Shareholder irrevocably submit to the exclusive jurisdiction of such courts.  Any proceeding, suit or action arising out of or in connection with this Certificate (the "Proceedings") will therefore be brought in the courts of Ireland.  Each Class A Preferred Shareholder and each Class B Preferred Shareholder irrevocably waives any objection to Proceedings in the courts referred to in this Article on the grounds of venue or on the grounds of forum non conveniens.

12.3
Unless the Company consents in writing to the selection of an alternative forum, the federal district courts of the United States of America shall, to the fullest extent permitted by law, be the exclusive forum for the resolution of any complaint asserting a cause of action arising under the Exchange Act or the Securities Act of 1933 of the United States.  Any person or entity purchasing or otherwise acquiring any interest in any Class A Preferred Shares or Class B Preferred Shares shall be deemed to have notice of and consented to this provision.

(Signature pages follow)

In witness whereof, this Certificate has been executed by the Company as a deed poll for the benefit of the Class B Preferred Members on the date first written above.

SIGNED for and on behalf of CARBON REVOLUTION PLC by its lawfully appointed attorney Jacob Dingle__________________ and DELIVERED as a deed poll in the presence of:

/s/ Jacob Dingle
Attorney

/s/ Kim Tremoulet
Signature of witness

Kim Tremoulet
Name of witness

Building NR, 75 Pigdons Rd, Waurn Ponds, Victoria, 3216 Australia
Address of witness

Administration Manager
Occupation of witness

In witness whereof, this Certificate has been executed by the Class A Preferred Members for the purpose of waiving (on behalf of themselves, their respective successors in title and all persons who may become the holders of Class A Preferred Shares, whether by transfer or otherwise) their rights as Class A Preferred Members on the terms set out in Section 7 on the date first written above.

SIGNED for and on behalf of OIC STRUCTURED EQUITY FUND RANGE, LLC

By: OIC Structured Equity Fund I AUS, L.P., its sole member By: OIC Structured Equity Fund I GP, L.P., its general partner By: OIC Structured Equity Fund I Upper GP, LLC, its general partner:

By:	/s/ Chris Leary
Name: Chris Leary
Title: Partner

SIGNED for and on behalf of OIC STRUCTURED EQUITY FUND I GPFA RANGE, LLC

By: OIC Structured Equity Fund I GPFA, L.P., its sole member By: OIC Structured Equity Fund I GP, L.P., its general partner By: OIC Structured Equity Fund I Upper GP, LLC, its general partner:

By:	/s/ Chris Leary
Name: Chris Leary
Title: Partner

Schedule 1

Conditions

1.
The New Budget has been finalized and approved by the Board by 5:00 pm (New York time) on April 26, 2024 (or such later date and/or time as agreed in writing by a Class B Preferred Majority (in its absolute discretion).

2.
The Company shall have received a confirmation from its auditor by no later than 5:00pm (New York time) on 15 May 2023 (or such later date and/or time as agreed in writing by a Class B Preferred Majority (in its absolution discretion)) that material progress has been made in relation to the provision of a “going concern” opinion.

3.
The Company shall have obtained a "going concern" opinion from its auditors and shall have filed a Form F-1 and Form 20-F with the SEC by no later than 5:00 pm (New York time) on June 5, 2024 (or such later date and/or time as agreed in writing by a Class B Preferred Majority (in its absolute discretion).

4.
The Company shall obtain a term sheet from third-party tooling finance provider or alternative source (including customer) no later than 5:00 pm (New York time) on April 30, 2024 (or such later date and/or time as agreed in writing by a Class B Preferred Majority (in its absolute discretion).

5.
The Company shall have registered the CEF Shares and OIC equity interests within 60 days after the filing of a Form F-1 with the SEC (or such later date and/or time as agreed in writing by a Class B Preferred Majority (such agreement not to be unreasonably withheld, conditioned or delayed).

6.
The Company shall, by no later than 5:00 pm (New York time) on June 21, 2024 (or such later date and/or time as agreed in writing by a Class B Preferred Majority (in its absolute discretion) either: (a) have received an actionable term sheet from the process currently being managed by Ducera Partners, LLC for the full refinancing of the PIUS Senior Loan, as determined by a majority of the board of directors of the Company; or (b) secured PIUS agreement to defer an amortization start for 1-year.

7.
The Company shall have finalized an agreement for a new working capital facility or extended bailment arrangements (as approved by a Class B Preferred Majority (in its absolute discretion)) by no later than 5:00 pm (New York time) on May 31, 2024 (or such later date and/or time as agreed in writing by a Class B Preferred Majority (in its absolute discretion).

8.
The Company shall have raised a minimum of US$5 million of third party Ordinary Share financing (including without limitation through use of the CEF) no later than August 16, 2024 (or such later date and/or time as agreed in writing by a Class B Preferred Majority (in its absolute discretion).

Schedule 2

Class B Preferred Structured Voting Rights Matters

For the purposes of this Certificate, Class B Preferred Structured Voting Rights Matters shall mean:

1.	each of the Structured Voting Rights Matters listed in Schedule 1 of the Articles;

2.
the approval of purchase orders or paydowns of working capital/customer advances (a) that, individually or in the aggregate for a related series of transactions, are in excess of AUD$500,000 or (b) where, as at any date of determination, the aggregate unrestricted cash balance of the Company and the subsidiaries is equal to or less than AU$750,000.

3.	the appointment and termination of any Company investor relations firms of public relations firms;

4.	the hiring, termination or modification of any material terms of any employment agreement of the Company's Chief Transformation Officer;

5.
the presentation of a petition, the making of a filing or application, the passing of a resolution, the putting forward of a proposal, or the taking of any steps, whatsoever, for the appointment of an examiner, administrator, deed administrator, administrative receiver, receiver, receiver and manager, controller, managing controller, trustee, liquidator, provisional liquidator or other analogous officer under the laws of any jurisdiction to the Company or any member of its Group or over the whole or any material part of the undertaking or assets of the Company or any other member of the Group (other than solely in respect of a voluntary administration process of a subsidiary of the Company (and for no other purpose) where each of the following has occurred:

(a)	a majority of the directors of such subsidiary of the Company have resolved that applicable law requires filing of voluntary administration at that time;

(b)
the directors of such subsidiary who are voting in favour of such resolution have certified in writing (“Certificate”) to the Class B Preferred Majority that, in forming the view that applicable law requires filing of a voluntary administration at that time, they obtained appropriate legal and financial advice prior to forming this view, which Certificate shall include reasonable evidence that such third party legal and financial advice was obtained without (for the avoidance of doubt) any obligation to share or summarise that advice; and

(c)
at least two business days’ prior written notice is provided to the Class B Preferred Majority both (i) before any of the foregoing actions is undertaken, including reasonable detail as the matters giving rise to the requirement for such filing and a draft of the Certificate, and (ii) before any preliminary or preparatory steps relating to such foregoing actions is undertaken (including, without limitation, making any public or private filing or application, passing any resolution of the relevant subsidiary of the Company, making any settlement or compromise proposals to creditors or other third parties, negotiating or agreeing the terms of appointment of any potential liquidator, receiver, controller, trustee, insolvency officer, practitioner or any analogous officer or third party expert, or taking any similar or analogous preliminary or preparatory steps to the filing of a voluntary administration)); and/or

6.
by reason of actual or anticipated financial difficulties, the entry by the Company or any other member of the Group into any reorganisation, restructuring, moratorium, compromise, composition or other special arrangement with its creditors or any class thereof, or the taking of any steps, whatsoever, with a view to doing so (other than solely in respect of a voluntary administration process of a subsidiary of the Company (and for no other purpose) where each of the following has occurred:

(a)	a majority of the directors of such subsidiary of the Company have resolved that applicable law requires filing of voluntary administration at that time;

(b)	the directors of such subsidiary who are voting in favour of such resolution have provided a Certificate to the Class B Preferred Majority; and

(c)
at least two business days’ prior written notice is provided to the Class B Preferred Majority both (i) before any of the foregoing actions is undertaken, including reasonable detail as the matters giving rise to the requirement for such filing and a draft of the Certificate, and (ii) before any preliminary or preparatory steps relating to such foregoing actions is undertaken (including, without limitation, making any public or private filing or application, passing any resolution of the relevant subsidiary of the Company, making any settlement or compromise proposals to creditors or other third parties, negotiating or agreeing the terms of appointment of any potential liquidator, receiver, controller, trustee, insolvency officer, practitioner or any analogous officer or third party expert, or taking any similar or analogous preliminary or preparatory steps to the filing of a voluntary administration)).

Schedule 3

Class B Preferred Springing Rights Matters

For the purposes of this Certificate, Class B Preferred Springing Rights Matters shall mean each of the Springing Rights Matters listed in Schedule 2 of the Articles.